UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 7)[1]

Box, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

10316T104
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
777 Third Avenue, 18th Floor
New York, New York 10017
(212) 845-7977

STEVE WOLOSKY, ESQ.
ANDREW FREEDMAN, ESQ.
OLSHAN FROME WOLOSKY LLP
1325 Avenue of the Americas
New York, New York 10019
(212) 451-2300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 10, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. *See* § 240.13d-7 for other parties to whom copies are to be sent.

---

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, *see* the *Notes*).

1	NAME OF REPORTING PERSON STARBOARD VALUE LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 13,013,663	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,872,443	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 6,872,443	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,872,443		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,275,334	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,275,334	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,275,334		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 746,496	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE R LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 746,496	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 746,496	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 746,496		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE R GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,399,133	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,399,133	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,399,133		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 652,637	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD VALUE L LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 652,637	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 652,637	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 652,637		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD X MASTER FUND LTD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS WC		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,336,220	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,336,220	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,336,220		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON CO		

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 13,013,663	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 13,013,663	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON PN		

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 13,013,663	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 13,013,663	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON OO		

1	NAME OF REPORTING PERSON JEFFREY C. SMITH		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 13,013,663	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 13,013,663	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON PETER A. FELD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS OO		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -	
	8	SHARED VOTING POWER 13,013,663	
	9	SOLE DISPOSITIVE POWER - 0 -	
	10	SHARED DISPOSITIVE POWER 13,013,663	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,013,663		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.0%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON DEBORAH S. CONRAD		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) ☐ (b) ☐
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,082	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,082	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,082		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON JOHN R. MCCORMACK		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐		
3	SEC USE ONLY		
4	SOURCE OF FUNDS PF		
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐		
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,150	
	8	SHARED VOTING POWER - 0 -	
	9	SOLE DISPOSITIVE POWER 1,150	
	10	SHARED DISPOSITIVE POWER - 0 -	
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,150		
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐		
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%		
14	TYPE OF REPORTING PERSON IN		

1	NAME OF REPORTING PERSON XAVIER D. WILLIAMS	
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY	
4	SOURCE OF FUNDS PF	
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA	
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,100
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,100
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,100	
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%	
14	TYPE OF REPORTING PERSON IN	

The following constitutes Amendment No. 7 to the Schedule 13D filed by the undersigned ("Amendment No. 7"). This Amendment No. 7 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard S LLC, Starboard C LP, Starboard L Master, Starboard X Master and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.

The aggregate purchase price of the 6,872,443 Shares beneficially owned by Starboard V&O Fund is approximately $111,075,197, excluding brokerage commissions. The aggregate purchase price of the 1,275,334 Shares beneficially owned by Starboard S LLC is approximately $20,764,724, excluding brokerage commissions. The aggregate purchase price of the 746,496 Shares beneficially owned by Starboard C LP is approximately $12,174,307, excluding brokerage commissions. The aggregate purchase price of the 652,637 Shares beneficially owned by Starboard L Master is approximately $10,559,381, excluding brokerage commissions. The aggregate purchase price of the 1,336,220 Shares beneficially owned by Starboard X Master is approximately $24,972,635, excluding brokerage commissions. The aggregate purchase price of the 2,130,533 Shares held in the Starboard Value LP Account is approximately $37,361,429, excluding brokerage commissions.

The Shares purchased by Ms. Conrad were purchased with personal funds in the open market. The aggregate purchase price of the 1,082 Shares beneficially owned by Ms. Conrad is $25,177, including brokerage commissions.

The Shares purchased by Mr. McCormack were purchased with personal funds in the open market. The aggregate purchase price of the 1,150 Shares beneficially owned by Mr. McCormack is $25,128, excluding brokerage commissions.

The Shares purchased by Mr. Williams were purchased with personal funds in the open market. The aggregate purchase price of the 1,100 Shares beneficially owned by Mr. Williams is $25,564, excluding brokerage commissions.

Item 4. Purpose of Transaction.

Item 4 is hereby amended to add the following:

On June 10, 2021, outside counsel for Starboard Value LP (together with its affiliates, "Starboard") delivered a letter (the "Response Letter") to outside counsel for the Issuer responding to outside counsel's letter on behalf of the Issuer, dated June 3, 2021 (the "June 3 Letter"), regarding Starboard's books and records request, dated May 20, 2021, pursuant to Section 220 of the Delaware General Corporation Law (the "Books and Records Request"). Unless otherwise defined, capitalized terms used herein have the same meaning as in the Books and Record Request, which was filed as an exhibit to Amendment No. 6 to the Schedule 13D.

In the Response Letter, Starboard counsel states that it vigorously disagrees with counsel for the Issuer's contentions that the Books and Records Request is deficient and purportedly does not establish a credible basis to infer any corporate wrongdoing. The Response Letter reiterates Starboard's position that the seven purposes outlined in the Books and Records Request, including to investigate potential wrongdoing and breaches of fiduciary duties by members of the Board in connection with the Strategic Review, the Investment Agreement, the Series A Financing, the Dutch Self-Tender, and the Issuer's decision to extend the nomination deadline for the 2021 Annual Meeting, are not only proper under Delaware law (a fact which the June 3 Letter does not dispute), but that such purposes are directly aligned with the interests of the Issuer's stockholders.

Starboard counsel further states that there are, at a minimum, legitimate issues of wrongdoing related to the Board's decision to enter into the Investment Agreement and Series A Financing with the KKR Investors and to pair the Series A Financing with the Dutch Self-Tender at a time when the Issuer had ample cash on its balance sheet and projected approximately $170 million of free cash flow in fiscal year 2022. In addition, Starboard counsel states that the Books and Records Request clearly explains that Starboard seeks to investigate whether these transactions had a legitimate basis, because they appear to have been designed as an entrenchment mechanism to "buy the vote" ahead of a potential election contest with Starboard.

The Response Letter expresses Starboard's willingness, in furtherance of the constructive approach Starboard has taken over the past two years, to nonetheless accept a narrowed set of documents from the Issuer, while reserving Starboard's rights thereunder pending its review of the documents produced by the Issuer. The full text of the Response Letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 5. <u>Interest in Securities of the Issuer</u>.

Items 5(a) – (c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 162,789,262 Shares outstanding, as of May 28, 2021, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on June 4, 2021.

A. Starboard V&O Fund

(a) As of the close of business on June 10, 2021, Starboard V&O Fund beneficially owned 6,872,443 Shares.

Percentage: Approximately 4.2%

(b) 1. Sole power to vote or direct vote: 6,872,443
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 6,872,443
4. Shared power to dispose or direct the disposition: 0

(c) Starboard V&O Fund has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

B. Starboard S LLC

(a) As of the close of business on June 10, 2021, Starboard S LLC beneficially owned 1,275,334 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 1,275,334
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,275,334
4. Shared power to dispose or direct the disposition: 0

(c) Starboard S LLC has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

C. Starboard C LP

(a) As of the close of business on June 10, 2021, Starboard C LP beneficially owned 746,496 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c) Starboard C LP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

D. Starboard R LP

(a) Starboard R LP, as the general partner of Starboard C LP, may be deemed the beneficial owner of the 746,496 Shares owned by Starboard C LP.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 746,496
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 746,496
4. Shared power to dispose or direct the disposition: 0

(c) Starboard R LP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

E. Starboard R GP

(a) Starboard R GP, as the general partner of Starboard R LP and Starboard L GP, may be deemed the beneficial owner of the (i) 746,496 Shares owned by Starboard C LP and (ii) 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 1,399,133
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,399,133
4. Shared power to dispose or direct the disposition: 0

(c) Starboard R GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

F. Starboard L Master

(a) As of the close of business on June 10, 2021, Starboard L Master beneficially owned 652,637 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c) Starboard L Master has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

G. Starboard L GP

(a) Starboard L GP, as the general partner of Starboard L Master, may be deemed the beneficial owner of the 652,637 Shares owned by Starboard L Master.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 652,637
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 652,637
4. Shared power to dispose or direct the disposition: 0

(c) Starboard L GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

H. Starboard X Master

(a) As of the close of business on June 10, 2021, Starboard X Master beneficially owned 1,336,220 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 1,336,220
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,336,220
4. Shared power to dispose or direct the disposition: 0

(c) Starboard X Master has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

I. Starboard Value LP

(a) As of the close of business on June 10, 2021, 2,130,533 Shares were held in the Starboard Value LP Account. Starboard Value LP, as the investment manager of Starboard V&O Fund, Starboard C LP, Starboard L Master, Starboard X Master and the Starboard Value LP Account and the manager of Starboard S LLC, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b) 1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c) Starboard Value LP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

J. Starboard Value GP

(a) Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b) 1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c) Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

K. Principal Co

(a) Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b) 1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c) Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

L. Principal GP

(a) Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b) 1. Sole power to vote or direct vote: 13,013,663
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 13,013,663
4. Shared power to dispose or direct the disposition: 0

(c) Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

M. Messrs. Smith and Feld

(a) Each of Messrs. Smith and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 6,872,443 Shares owned by Starboard V&O Fund, (ii) 1,275,334 Shares owned by Starboard S LLC, (iii) 746,496 Shares owned by Starboard C LP, (iv) 652,637 Shares owned by Starboard L Master, (v) 1,336,220 Shares owned by Starboard X Master and (vi) 2,130,533 Shares held in the Starboard Value LP Account.

Percentage: Approximately 8.0%

(b) 1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 13,013,663
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 13,013,663

(c) None of Messrs. Smith or Feld has entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

N. Ms. Conrad

(a) As of the close of business on June 10, 2021, Ms. Conrad beneficially owned 1,082 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 1,082
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,082
4. Shared power to dispose or direct the disposition: 0

(c) Ms. Conrad has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

O. Mr. McCormack

(a) As of the close of business on June 10, 2021, Mr. McCormack beneficially owned 1,150 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 1,150
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,150
4. Shared power to dispose or direct the disposition: 0

(c) Mr. McCormack has not entered into any transactions in the Shares since the filing of Amendment No. 6 to the Schedule 13D.

P. Mr. Williams

(a) As of the close of business on June 10, 2021, Mr. Williams beneficially owned 1,100 Shares.

Percentage: Less than 1%

(b) 1. Sole power to vote or direct vote: 1,100
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,100
4. Shared power to dispose or direct the disposition: 0

(c) The transaction in the Shares by Mr. Williams since the filing of Amendment No. 6 to the Schedule 13D is set forth in Schedule A and is incorporated herein by reference.

As of the close of business on June 10, 2021, the Reporting Persons collectively beneficially owned an aggregate of 13,016,995 Shares constituting approximately 8.0% of the Shares outstanding.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1 Response Letter, dated June 10, 2021.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 10, 2021

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value R LP,
its general partner

STARBOARD VALUE R LP
By: Starboard Value R GP LLC,
its general partner

STARBOARD VALUE AND OPPORTUNITY MASTER FUND L LP
By: Starboard Value L LP,
its general partner

STARBOARD VALUE L LP
By: Starboard Value R GP LLC,
its general partner

STARBOARD X MASTER FUND LTD
By: Starboard Value LP,
its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
its general partner

STARBOARD PRINCIPAL CO GP LLC

STARBOARD VALUE R GP LLC

By: /s/ Jeffrey C. Smith
Name: Jeffrey C. Smith
Title: Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Peter A. Feld, Deborah S. Conrad, John R. McCormack, and Xavier D. Williams

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 6 to the Schedule 13D

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale
XAVIER D. WILLIAMS			
Purchase of Class A Common Stock	1,100	23.2400	05/24/2021

June 10, 2021

BY OVERNIGHT DELIVERY AND E-MAIL

David J. Berger, Esq.
Wilson Sonsini Goodrich & Rosati, P.C.
650 Page Mill Road
Palo Alto, California 94304-1050

Re: Demand for Inspection of Books and Records of Box, Inc. Pursuant to 8 *Del. C.* § 220

Dear Mr. Berger:

We are in receipt of your June 3, 2021, letter (the "**June 3 Letter**") in response to Starboard Value LP's May 20, 2021, demand for books and records pursuant to 8 *Del. C.* § 220 (the "**Demand**"). We write to address certain matters addressed in your June 3 Letter. Unless otherwise defined, capitalized terms herein have the same meaning as in the Demand.

As a threshold matter, we vigorously disagree with your contention that the Demand is deficient.

The Demand states seven purposes for Starboard's requested books and records inspection. These include (but are not limited to) (i) investigating potential wrongdoing and breaches of fiduciary duties by members of the Board in connection with the Strategic Review, the Investment Agreement, the Series A Financing, the Dutch Self-Tender, and the Company's decision to extend the nomination deadline for the 2021 Annual Meeting, and (ii) assisting Starboard in determining the degree of change that it believes is necessary on the Board, including the number of director candidates to seek election for at the upcoming 2021 Annual Meeting. These purposes are not only proper under Delaware law (a fact which your June 3 Letter does not dispute), but are also directly aligned with the interests of the Company's stockholders.

Instead, your June 3 Letter contends that the Demand is deficient because "it does not establish a credible basis to infer any corporate wrongdoing." (June 3 Letter at 2.) Your contention is wrong. Among other things, the Demand demonstrates that there are, at a *minimum*, "legitimate issues of wrongdoing" related to the Board's decision to enter into the Investment Agreement and Series A Financing with the KKR Investors and to pair the Series A Financing with the Dutch Self-Tender at a time when the Company had ample cash on its balance sheet and projected approximately $170 million of free cash flow in fiscal year 2022. *See AmerisourceBergen Corp. v. Lebanon Cty. Empl. Ret. Fund*, 243 A.3d 417, 427 (Del. 2020), citing *Seinfeld v. Verizon Comms., Inc.*, 909 A.2d 117, 123 (Del. Sup. 2006). The Demand clearly explains that Starboard

seeks to investigate whether these transactions had a legitimate basis, because they appear to have been designed as an entrenchment mechanism to "buy the vote" ahead of a potential election contest with Starboard. Indeed, the Demand specifies that "the Board's goal in completing the Series A Financing was simply to substitute common stockholders who have the ability to vote as they wish with supportive preferred investors who, until recently, were legally bound to vote in accordance with the Board's recommendations." (Demand at 5.) The Board's about-face on the KKR Investors' voting obligations in response to the recent class action lawsuit filed against the Board only further demonstrates the Board's defensive and entrenchment-minded motives and provides further evidence of wrongdoing.

It is telling that your June 3 Letter makes no attempt to defend substantively the Board's transparent defensive maneuvers, other than to note throughout your letter that they received the Board's "unanimous approval." (June 3 Letter at 2, 3, 4.) Having raised important, compelling issues related to the Board's entrenchment motives underlying these transactions, the Demand easily satisfies the credible basis standard—which entails the "lowest possible burden of proof" under Delaware law, *Seinfeld,* 909 A.2d 117 at 123. Moreover, the suspected wrongdoing need not be actionable, but "possible" and "warrant[] further investigation." *AmerisourceBergen*, 234 A.3d at 421, 437. Accordingly, Starboard is statutorily entitled to books and records that would validate or dispel its concerns and assist it in determining appropriate recourse, and the documents requested in the Demand relate directly to those purposes.

Notwithstanding the legal propriety of the Demand and Starboard's statutory entitlement to inspect the books and records requested therein, in furtherance of the constructive approach Starboard has taken over the past two years, Starboard is amenable to accepting a narrowed set of documents covering a shorter time period in the first instance, while reserving the right to seek additional books and records sought in the Demand pending review of those initial documents. Starboard's revised requests are described in the Appendix attached to this letter.

If the Company agrees to produce documents described in the attached Appendix, Starboard will forego continued demand for the remainder of the books and records sought in the Demand pending review of the documents produced. If we are unable to arrive at a mutually acceptable compromise, Starboard intends to file suit in the Court of Chancery for the State of Delaware to compel the requested inspection as set forth in the Demand. *See* 8 *Del. C.* § 220(c).

Please advise by June 16, 2021, whether the Company accepts the above proposal. In the interim, please provide a draft non-disclosure agreement for our review so that production of documents can begin, including production of the minutes and presentations referenced on pages 5 and 6 of the June 3 Letter. The Company has no legitimate basis to further delay its compliance with the Demand, and we are certain that any additional tactics intended to obstruct or forestall Starboard's inspection rights will be viewed negatively by the Court of Chancery. Should you wish to discuss the Demand or the above proposal, please contact the undersigned counsel as promptly as possible.

Nothing herein should be construed or interpreted to waive, compromise, or alter any of Starboard's rights and privileges, all of which are hereby reserved.

Sincerely,

Andrew Freedman

Encl.

cc: Peter A. Feld, Starboard Value LP
Jeffrey C. Smith, Starboard Value LP
Steve Wolosky, Esq., Olshan Frome Wolosky LLP

APPENDIX

Books and Records Demands

The demanded inspection includes all Books and Records within the Company's possession, custody, or control from the date that the Strategic Review was authorized by the Board through the present, unless otherwise indicated:

1. All Board Materials[1] and Senior Management Materials[2] referring or relating to:

   i. the Series A Financing;

   ii. the Investment Agreement;

   iii. the KKR Investors;

   iv. the Dutch Self-Tender;

   v. the Company's decision to extend the nomination deadline for the 2021 Annual Meeting;

   vi. any financial analysis of the Company by management or a third-party advisor relating to the Investment Agreement, the Series A Financing, or the Dutch Self-Tender;

   vii. any fairness opinion or recommendation relating to the value of the Company's shares at the time the Series A Financing was priced;

   viii. the retention (or possible retention) of any advisor or consultant to advise the Company and the Board, including any committee thereof, with respect to the Investment Agreement, the Series A Financing, the Dutch Self-Tender or the Company's decision to extend the nomination deadline for the 2021 Annual Meeting; and

   ix. the decision to eliminate the voting restrictions of the Series A Preferred Stock.

---

[1] The term "Board Material" used herein means all minutes, resolutions, or other records of any Board and/or regular or special committee meeting, and all documents provided, considered, discussed, prepared, or disseminated, including materials on board portals, in draft or final form, at, in connection with, in anticipation of, or as a result, of any meeting of the Board or any regular or specially created committee thereof, including, without limitation, all presentations, Board packages, recordings, agendas, summaries, memoranda, charts, transcripts, notes, minutes of meetings, drafts of minutes of meetings, exhibits distributed at meetings, or resolutions. "Board Material" also includes "Informal Board Material," which includes electronic communications between directors and the corporation's officers and senior employees. *See KT4 P'rs LLC v. Palantir Techs., Inc.*, 203 A.3d 738, 742, 753 (Del. 2019).

[2] The term "Senior Management Materials" means all documents and communications, regardless of whether they were ever provided to the Board or any committee thereof, discussed by, created by, provided to, and/or sent by any "C"-suite executive officer of the Company, "prepared in connection with, in anticipation or as a result of a board meeting." *See AmerisourceBergen*, 243 A.3d at 439.

2. All documents reflecting terms of the Series A Financing, the Investment Agreement and the Dutch Self-Tender, including draft term sheets and agreements.

3. Any and all agreements with any advisor or consultant hired or retained by the Company, including Morgan Stanley & Co. LLC, in connection with the Investment Agreement, the Series A Financing, and the Dutch Self-Tender.

4. Any materials provided to, or presentations made to, investors or potential investors (including the KKR Investors) in connection with or otherwise relating to the Series A Financing, the Investment Agreement, and the Dutch Self-Tender.

5. Any other demand by any other Company stockholder pursuant to Section 220 that relates to the Series A Financing, the Investment Agreement, and the Dutch Self-Tender.

6. All documents produced to any other stockholder in response to a demand pursuant to Section 220 of the DGCL for books and records concerning the Series A Financing, the Investment Agreement, and the Dutch Self-Tender.